U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2010
Commission File No.: 001-04192
Terra Nova Royalty Corporation
(Translation of Registrant’s name into English)
Suite #1620 — 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

Form 51-102F3

Material Change Report

1.	REPORTING ISSUER
TERRA NOVA ROYALTY CORPORATION
Suite 1620 400 Burrard Street
Vancouver, British Columbia, V6C 3A6
2.	DATE OF MATERIAL CHANGE
December 13, 2010
3.	NEWS RELEASE
On December 13, 2010, Terra Nova Royalty Corporation (the “Company”) issued a news release through PR Newswire, which was also filed on SEDAR.

4.	Summary of Material Change
The Company announced that it will distribute approximately 6,257,039 shares (the “KID Shares”) of KHD Humboldt Wedag International AG (“KID”), representing approximately 19.3% of the total issued KID Shares, by way of a pro-rata return of capital (the “Distribution”) to the Company’s shareholders of record as of December 31, 2010 (the “Record Date”). The Distribution will be made on the basis of one KID Share for every ten common shares of the Company held at the Record Date (no fractional shares will be issued and amounts will be rounded to the nearest whole number).
5.	Full Description of Material Change
The Company announced that it will distribute approximately 6,257,039 KID Shares, representing approximately 19.3% of the total issued KID Shares, by way of a pro-rata return of capital to the Company’s shareholders of record as of the Record Date. The Distribution will be made on the basis of one KID Share for every ten common shares of the Company held at the Record Date (no fractional shares will be issued and amounts will be rounded to the nearest whole number).
The Distribution will complete the distribution of KID Shares by the Company to its shareholders.
For further information, please refer to the Company’s news release dated December 13, 2010, a copy of which is attached hereto.
6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
Not applicable.
7.	OMITTED INFORMATION
No significant facts otherwise required to be disclosed in this report have been omitted.

8.	EXECUTIVE OFFICER
The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:
Michael Smith
President and Chief Executive Officer
604-683-8286 (contact through Rene Randall)
9.	Date of Report
December 20, 2010

TERRA NOVA PROVIDES DETAILS OF THE TAX FREE FOURTH DISTRIBUTION OF SHARES OF KHD HUMBOLDT WEDAG INTERNATIONAL AG

NEW YORK (December 13, 2010) . . . Terra Nova Royalty Corporation (NYSE: TTT) (the “Company”) will distribute approximately 6,257,039 shares (the “KID Shares”) of KHD Humboldt Wedag International AG (“KID”), representing approximately 19.3% of the total issued KID Shares, by way of a pro-rata return of capital (the “Distribution”) to the Company’s shareholders. The Distribution will be:

•	made to shareholders of record as of December 31, 2010 (the “Record Date”);

•	on the basis of one KID Share for every ten common shares of the Company held at the Record Date (no fractional shares will be issued and amounts will be rounded to the nearest whole number); and

•	tax-free to the Company and not subject to Canadian withholding tax for shareholders.

This Distribution will complete the distribution of KID Shares by the Company to its shareholders.

The Distribution

Pursuant to the Distribution, each holder of record as of the Record Date will receive one KID Share for every ten common shares of the Company held at such date. No fractional KID Shares or interests therein will be issued and the amount of KID Shares to be distributed will be rounded to the nearest whole number.

The KID Shares can only be received in electronic form through Clearstream or Euroclear, a security depository and the principal clearing house for the Frankfurt Stock Exchange.

In order to receive their pro rata share of the Distribution, shareholders or their broker or nominee will be required to have a Clearstream or Euroclear eligible account. Computershare Trust Company N.A. (“Computershare”) will be the distribution agent for the Distribution. Computershare has agreed to provide access to a Clearstream or Euroclear eligible custodian account for registered shareholders who are United States persons and who do not have access to a Clearstream or Euroclear eligible account. Registered shareholders who are United States persons whose KID Shares have been deposited into this account can provide instructions to Computershare in the event that they wish to transfer their KID Shares and Computershare will carry out such instructions.

Depository Trust Company and CDS Clearing and Depository Services Inc. participants and registered shareholders, who are not US Persons, will be required to provide instructions to Computershare as to the deposit of their shares in a Clearstream or Euroclear eligible account. The KID Shares of such shareholders will be retained by the Company in its own custodian’s Clearstream or Euroclear eligible account until such instructions are delivered to Computershare.

The KID Shares of non-registered shareholders who own the Company’s common shares through a broker or other nominee, will either be: (i) deposited into such Clearstream or Euroclear eligible account as their broker or nominee has instructed Computershare; or (ii) if no such instructions have been provided by the broker or nominee, retained by the Company. In such event, such non-registered shareholder will have to have a broker or nominee contact the Company in the event that such non-registered shareholder wishes to transfer the KID Shares. Non-registered shareholders should contact their brokerage firm for further information.

Further materials respecting the Distribution will be mailed to shareholders shortly after the record date. Such materials will include forms to be used by registered shareholders to designate a Clearstream or Euroclear eligible account for the deposit of their KID Shares. For further information respecting the Distribution please contact Computershare at:

Computershare Trust Company N.A.
PO Box 43001
Providence, Rhode Island 02940-3001 USA
Contact: Computershare Global Transaction Unit
Telephone: 1-877-624-5999 (toll free within North America) or 1-781-575-4086
Email: USAllGlobalTransactionTeam@computershare.com

Canadian Withholding Tax

The Distribution will not be subject to Canadian withholding tax. We recommend that shareholders contact their financial and tax advisors for guidance with respect to other potential tax consequences relating to the Distribution, including provincial, territorial or foreign tax considerations.

Ineligible Jurisdictions

Pursuant to the Distribution, KID Shares will not be distributed in any jurisdiction in which such distribution would be unlawful. Shareholders resident in such jurisdictions will have their pro rata entitlement liquidated by Computershare and will receive the proceeds less any applicable deductions.

About KID

The KID Shares are listed on the Frankfurt Stock Exchange under the symbol “KWG”. The KID Shares are exempt from registration in the United States under Rule 12g3-2 under the Securities Exchange Act of 1934. As such, KID will publish in English, on its website at www.KHD.com, information made public pursuant to the applicable securities laws of Germany and the requirements of the Frankfurt Stock Exchange, which currently includes annual financial statements for the fiscal year ended December 31, 2009 and interim financial information for the quarters ended March 31 and June 30, 2010. In addition, for further information respecting KID please refer to KID’s website and the Company’s Management Information Circular dated March 1, 2010, which includes an information statement respecting KID, its business and operations and which is available under the Company’s profile on www.sedar.com and was filed with the United States Securities and Exchange Commission on Form 6-K on March 3, 2010.

About Terra Nova Royalty Corporation

Terra Nova Royalty Corporation is active in a broad spectrum of activities related to the integrated combination of natural resources, including royalty, trading, financing and proprietary investing. To obtain further information on the Company, please visit our website at: http://www.terranovaroyalty.com.

Disclaimer for Forward-Looking Information

This document contains statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements of the Company to differ materially from the expectations of the Company include, among other things, general business and economic conditions globally, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labor relations and work stoppages, changes in political and economic stability, the failure to meet certain conditions of the offer and/or the failure to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis or at all, the inability to successfully integrate the operations and programs of businesses and/or companies acquired with those of the Company, incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to integration of acquired businesses, disruptions in business operations due to reorganization activities and interest rate and currency fluctuations. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in our MD&A for the nine months ended September 30, 2010 filed with Canadian securities regulators and filed on Form 6-K with the SEC and our Form 20-F for the year ended December 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERRA NOVA ROYALTY CORPORATION

By:	/s/ Michael Smith

Michael Smith Chairman, President and Chief Executive Officer

Date:	December 21, 2010